

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 18, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

      Re: Mitel Networks Corporation
               Form 20-F for the year ended April 30, 2009
               Filed October 14, 2009
               File No. 000-49984

Dear Mr. Smith:

      We have completed our review of the above filing and do not, at this time, have
any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director

cc: <u>By facsimile to (416) 360-2132</u>
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP